SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*


                      Midland Capital Holdings Corporation
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                                (Name of Issuer)

                        Common, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                   59748B 10 8
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                                 (CUSIP Number)

                              Kip A. Weissman, P.C.
                           James M. Larkins, III, Esq.
                         Silver, Freedman & Taff, L.L.P.
                      1100 New York Avenue, N.W., 7th Floor
                           Washington, D.C. 20005-3954
                                 (202) 414-6100
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 21, 1999
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 59748B 10 8


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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)
          Paul M. Zogas
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)      |_|
                                                                   (b)      |X|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS

          PF
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                            7     SOLE VOTING POWER
NUMBER OF
SHARES                            98,260
BENEFICIALLY                ---------------------------------------------------
OWNED BY                    8     SHARED VOTING POWER
EACH
REPORTING                         0
PERSON WITH                 ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  98,260
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          98,260
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.0%
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14        TYPE OF REPORTING PERSON*

          IN
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



CUSIP NO. 59748B 10 8


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY) Charles A. Zogas
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)      |_|
                                                                   (b)      |X|
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3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                            7     SOLE VOTING POWER
NUMBER OF
SHARES                            83,761
BENEFICIALLY                ---------------------------------------------------
OWNED BY                    8     SHARED VOTING POWER
EACH
REPORTING                         0
PERSON WITH                 ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  83,761
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          83,761
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.01%
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14        TYPE OF REPORTING PERSON*

          IN
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



     Paul M. Zogas and Charles A. Zogas hereby amend, as set forth below, the Statement on Schedule 13D filed on August 3, 1998 (the "Statement") relating to the Common Stock of Midland Capital Holding Corporation. Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 3.           Source and Amount of Funds or Other Consideration

     On June 8, 1999 the Office of Thrift Supervision (the "OTS") issued a letter confirming that Paul M. Zogas has regulatory approval to purchase an additional 35,447 shares of Common Stock of Midland Capital Holding Corporation to bring the stock ownership, as defined by the OTS stock ownership rules, of Messrs. Paul M. Zogas and Charles A. Zogas to 206,422.

     Paul M. Zogas acquired an additional 100 shares of Common Stock of Midland Capital Holding Corporation at $22.00 per share and 14,399 shares of Common Stock of Midland Capital Holding Corporation at $20.50 per share for an aggregate cost of $297,379.50. All funds used to purchase said shares were from personal funds.

     In addition, Paul M. Zogas and Charles A. Zogas were each granted 4,312 shares of Common Stock of Midland Capital Holding Corporation through the Bank Incentive Plan and Trust. These shares vest at a rate of 20% per year (i.e. 862 shares per year) over a five year period, and are currently 60% vested.

Item 5.           Interest in Securities of the Issuer

     (a) Aggregate number of shares beneficially owned by Paul M. Zogas: 98,260 representing 27.0% of the outstanding shares on June 21, 1999.

          Aggregate  number of shares  beneficially  owned by Charles A.  Zogas:
          83,761 representing 23.01% of the outstanding shares on June 21, 1999.

     (b)          Paul M. Zogas
                  1.  Sole power to vote or direct vote:                 98,260
                  2.  Shared power to vote or direct vote:                 -0-
                  3.  Sole power to dispose or direct the disposition:   98,260
                  4.  Shared power to dispose or direct the disposition:   -0-

                  Charles A. Zogas
                  1.  Sole power to vote or direct vote:                 83,761
                  2.  Shared power to vote or direct vote:                 -0-
                  3.  Sole power to dispose or direct the disposition:   83,761
                  4.  Shared power to dispose or direct the disposition:   -0-

     (c) (1) The following table sets forth the transactions by Paul M. Zogas since the most recent 13D filing.

                                                           Price per share
          Date                 Number of Shares         (excluding commissions)
    -----------------   ----------------------------   -------------------------

        11/25/98                    862                          ---
        06/08/99                    100                        $22.00
        06/21/99                 14,399                        $20.50


          (2) The following table sets forth the transactions by Charles A. Zogas since the most recent 13D filing.

                                                           Price per share
          Date                 Number of Shares         (excluding commissions)
    -----------------   ----------------------------   -------------------------

        11/25/98                    862                          ---

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: July 6, 1999                     /s/ Paul M. Zogas
      ------------                     --------------------------
                                       Paul M. Zogas